02057543

PE 9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2002

SBS Broadcasting S.A.

(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No _X_

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001.

FOR IMMEDIATE RELEASE

ERIC HANSEN APPOINTED HEAD OF SBS RADIO DIVISION

Luxembourg, September 4, 2002 – SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has promoted Eric Hansen to Senior Vice President and head of the SBS Radio Division. Mr. Hansen's appointment became effective on September 1, 2002 and he replaces Peter Benson, who has retired.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS, said: "We are pleased to announce the appointment of Eric Hansen, a seasoned manager with a wealth of European radio experience to lead SBS's Radio Division. Eric understands our radio markets and has demonstrated strong leadership as General Manager of SBS's radio operations in Scandinavia, where SBS has radio assets in Denmark, Finland and Sweden. Eric's development and operational skills have helped The Voice to become Denmark's leading radio station and improved our radio business throughout the region. We would like to thank Peter Benson for his years of service in building SBS's radio operations across Europe. I am pleased to say that Peter has agreed to continue his association with SBS as a member of the board of directors of Lampsi FM in Greece."

Eric Hansen began his career in the radio industry in 1989 when he became sales director for The Voice, a Copenhagen-based radio station. He was appointed general manager of The Voice in 1994 and promoted to managing director in 1998. Since 1999, Eric has been General Manager of SBS's Scandinavian radio operations.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

# # # # #

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors: Press:

Michael Smargiassi
Brainerd Communicators
Tel: +1 212 986 6667
Fax: +1 212 986 8302
smarg@braincomm.com

Glen Dickson
Brainerd Communicators
Tel: +1 212 986 6667
Fax: +1 212 986 8302
dickson@braincomm.com

Catriona Cockburn
Citigate Dewe Rogerson
Tel: +44 207 282 2924
Fax: +44 207 282 8040
catriona.cockburn@citigatedr.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2002

SBS BROADCASTING S.A.

By: [signature]

Name: Markus Tellenbach

Title: Chief Executive Officer